UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Airgas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

009363102

(CUSIP Number)

Fabienne Lecorvaisier

L’Air Liquide, S.A.

75 quai d’Orsay

75321 Paris Cedex 07

France

Telephone: +33 1 40 62 55 55

Facsimile: +33 1 40 62 54 77

With a copy to

William A. Groll, Esq.

Glenn P. McGrory, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L’Air Liquide, S.A. (I.R.S. Identification No. 98-0377805)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,735,975* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 6,735,975* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,735,975* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

* The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 25, 2015 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Person with respect to the Common Stock of the Issuer. Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below.

Pursuant to, and subject to the terms and conditions contained in, the Amended and Restated Voting and Support Agreement (as defined below) described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Amended and Restated Voting and Support Agreement by the Reporting Person and certain stockholders of the Issuer listed on Schedule I thereto (the “Stockholders”). The Reporting Person has not paid any consideration to the Stockholders in connection with the execution and delivery of the Amended and Restated Voting and Support Agreement described in Item 4 of this statement.

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following paragraph immediately following the second paragraph of Item 4:

“On December 17, 2015, the Reporting Person entered into an Amended and Restated Voting and Support Agreement by and among the Reporting Person and the Stockholders (the “Amended and Restated Voting and Support Agreement”) which amended and restated the Voting and Support Agreement, dated as of November 17, 2015, by and among the Reporting Person, Peter McCausland and Bonnie McCausland (the “Original Voting and Support Agreement”) to, among other things, (i) permit the transfer by Peter McCausland and Bonnie McCausland to the McCausland Foundation, a Pennsylvania nonprofit corporation (the “Foundation”) of up to 1,000,000 shares of Common Stock that were subject to the Original Voting and Support Agreement (such 1,000,000 shares of Common Stock, the “Foundation Shares”) and (ii) to add and make subject to the Amended and Restated Voting and Support Agreement the Stockholders who were not subject to the Original Voting and Support Agreement representing 1,037,376 shares of Common Stock. The Reporting Person agreed that (i) the Foundation Shares shall not be considered subject to the Amended and Restated Voting and Support Agreement and (ii) the transfer of the Foundation Shares to the Foundation shall not be deemed a breach of the Amended and Restated Voting and Support Agreement or the Original Voting and Support Agreement.

Pursuant to the Amended and Restated Voting and Support Agreement, the Stockholders shall be subject to the same obligations and restrictions set forth in the Original Voting and Support Agreement. The aggregate of such shares of Common Stock subject to the Amended and Restated Voting and Support Agreement held by the Stockholders are referred to herein as the “Subject Shares”.

The description of the Amended and Restated Voting and Support Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Amended and Restated Voting and Support Agreement, a copy of which is incorporated herein by reference under Exhibit 3 hereto.”

Item 5. Interest in Securities of the Issuer

This Amendment supplements Item 5(a) of the Original Schedule 13D by adding the following:

The following disclosure assumes that there are 72,202,150 shares of Common Stock outstanding as of November 30, 2015, which figure is based on the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 8, 2015.

As a result of the execution of the Amended and Restated Voting and Support Agreement, as of December 17, 2015, the Reporting Person may be deemed to have acquired beneficial ownership of 6,735,975 shares of Common Stock, which are either owned directly by the Stockholders or over which the Stockholders have the power to vote or dispose. Such 6,735,975 shares of Common Stock represent approximately 9.3% of the outstanding shares of Common Stock.

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Person as a result of the execution of the Amended and Restated Voting and Support Agreement, the Reporting Person does not beneficially own any other shares of Common Stock.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.

This Amendment supplements Item 5(b) of the Original Schedule 13D by adding the following:

The following disclosure assumes that there are 72,202,150 shares of Common Stock outstanding as of November 30, 2015, which figure is based on the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 8, 2015.

The Reporting Person may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the Subject Shares constituting approximately 9.3% of the voting power of the Issuer (or 6,735,975 shares of Common Stock) solely with respect to those matters described in Item 4 of this statement and in the Amended and Restated Voting and Support Agreement.

The Reporting Person may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Amended and Restated Voting and Support Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Amended and Restated Voting and Support Agreement.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and, pursuant to Rule 13d-4 under the Exchange Act, hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

This Amendment supplements Item 5 of the Original Schedule 13D by adding the following sentence at the end of Item 5(c):

Notwithstanding the foregoing, the Reporting Person entered into the Amended and Restated Voting Agreement with the Stockholders, as more fully described in Item 4 of this statement and in the Amended and Restated Voting and Support Agreement.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment supplements Item 6 of the Original Schedule 13D by adding the following at the end of the first paragraph:

Notwithstanding the foregoing, the Reporting Person entered into the Amended and Restated Voting Agreement with the Stockholders, as more fully described in Item 4 of this statement and in the Amended and Restated Voting and Support Agreement.

This Amendment amends and restates the second paragraph of Item 6 of the Original Schedule 13D as set forth below:

The description of the Merger Agreement and the Amended and Restated Voting and Support Agreement in Item 4 of this statement is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of November 17, 2015, by and among L’Air Liquide, S.A., AL Acquisition Corporation and Airgas, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on November 19, 2015).
Exhibit 2	Voting and Support Agreement, dated as of November 17, 2015, by and among L’Air Liquide, S.A., Peter McCausland and Bonnie McCausland (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 19, 2015).
Exhibit 3	Amended and Restated Voting and Support Agreement, dated as of December 17, 2015, by and among L’Air Liquide, S.A. and each stockholder listed on Schedule I thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2015

L’AIR LIQUIDE, S.A. By: /s/ Fabienne Lecorvaisier Name: Fabienne Lecorvaisier Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit 1	Agreement and Plan of Merger, dated as of November 17, 2015, by and among L’Air Liquide, S.A., AL Acquisition Corporation and Airgas, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on November 19, 2015).
Exhibit 2	Voting and Support Agreement, dated as of November 17, 2015, by and among L’Air Liquide, S.A., Peter McCausland and Bonnie McCausland (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 19, 2015).
Exhibit 3	Amended and Restated Voting and Support Agreement, dated as of December 17, 2015, by and among L’Air Liquide, S.A. and each stockholder listed on Schedule I thereto.